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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-11(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 6)(1)

                          AMYLIN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   032346 10 8
                                 (CUSIP Number)

                                    12/31/98
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        |X|    Rule 13d-1(d)

----------------------

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages


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CUSIP NO.  032346 10 8                  13G                    PAGE 2 OF 4 PAGES


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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HOWARD E. GREENE, JR.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                   (b) [ ]

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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 3,898(1)
        NUMBER OF          -----------------------------------------------------
         SHARES             6    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY
     EACH REPORTING              1,740,282
      PERSON WITH
                           -----------------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 3,898(1)

                           -----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 1,740,282

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,744,180*

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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            [ ]
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.7%

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   12     TYPE OF REPORTING PERSON

          IN

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(1) INCLUDES 3,898 SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS TO PURCHASE
COMMON STOCK, WITHIN 60 DAYS OF DECEMBER 31, 1998.


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ITEM 1(a).     Name of Issuer:

               Amylin Pharmaceuticals, Inc.

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               9373 Towne Centre Drive

               San Diego, CA  92121

ITEM 2(a).     Name of Person Filing:

               Howard E. Greene, Jr.

ITEM 2(b).     Address of Principal Business Office or, if none, Residence:

               6330 Calle Del Alcazar
               San Diego, CA  92067

ITEM 2(c).     Citizenship:

               United States

ITEM 2(d).     Title of Class of Securities:

               Common Stock

ITEM 2(e).     CUSIP Number:

               032346 10 8

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         (a)   Amount Beneficially Owned:

               1,744,180 shares, including 3,898 shares issuable upon the exercise of options held by the reporting person, within 60 days of December 31, 1999. The reporting person shares voting and dispositive power over 1,740,282 shares held by the following entities: 1,689,513 shares held in the name of Howard E. Greene, Jr. as Trustee of the Greene Family Trust dated 9/5/86 and 50,769 shares held in the name of the Greene Children's Trust.

         (b)   Percent of Class:  4.7%

         (c)   Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 3,898
                (ii)    shared power to vote or to direct the vote: 1,740,282
                (iii)   sole power to dispose or to direct the disposition of:
                        3,898
                (iv)    shared power to dispose or to direct the disposition of:
                        1,740,282


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 10, 1999
                                -------------------------------
                                Date

                                /s/ Howard E. Greene, Jr.
                                -------------------------------
                                Signature

                                Howard E. Greene, Jr.
                                -------------------------------
                                Name/Title


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